June 21, 2023

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Liz Packebusch and Ms. Irene Barberena-Meissner

Re: New Century Logistics (BVI) Ltd

Draft Registration Statement on Form F-1

Submitted April 28, 2023

CIK 0001968043

Dear Ms. Liz Packebusch and Ms. Irene Barberena-Meissner:

Please find below our responses to the questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated May 25, 2023 (the “Comment Letter”) relating to the draft registration statement on Form F-1, which was submitted to the Commission by New Century Logistics (BVI) Ltd (the “Company” or “we”) on April 28, 2023.

The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated.

We have also updated the Registration Statement on Form F-1 (“Registration Statement”) which is submitted to the Commission simultaneously together with this letter.

Draft Registration Statement on Form F-1 submitted April 28, 2023

Summary of Risk Factors

Risks Related to Doing Business in Hong Kong, page 3

1.	We note your risk factor disclosure at page 28 stating that “changes in the policies, regulations, rules, and the enforcement of laws of the PRC government may...be quick with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.” Please include corresponding disclosure in your summary of risk factors.

Response:	We have revised the Registration Statement in accordance with the Staff’s comment. Please see the page 3 of the Registration Statement for details.

Permission Required from the PRC Authorities for this Offering, page 4

2.

We note your disclosure here and elsewhere that you relied on the advice of PRC counsel, Yuan Tai Law Offices, in determining that you are not required to obtain approvals from the PRC authorities to operate your business or list on the U.S. exchanges and offer securities. Please file the consent of PRC counsel as an exhibit to the registration statement. In addition, with respect to your disclosure that you are not subject to permission requirements from the Cyberspace Administration of China, or the CAC, please include a related risk factor.

Response:	We have revised the Registration Statement in accordance with the Staff’s comment. Please see the page 31 of the Registration Statement for details. We have also filed the consent from Yuan Tai Law Offices as Exhibit 23.5 to the Registration Statement.

Risks Related to Our Ordinary Shares and This Offering

We do not intend to pay dividends for the foreseeable future, page 35

3.	We note your disclosure in this section that:

●	On November 30, 2021, NCL approved and declared a dividend of HK$76 million equivalent to US$9.7 million). Certain shareholders were agreed to waive the right to receive the declared dividends amounted of US$1.5 million, and all remaining declared dividend has been settled to its then shareholders immediately.

●	On November 30, 2022, NCL approved and declared a dividend of HK$55 million (equivalent to US$7.1 million). Certain shareholders were agreed to waive the right to receive the declared dividends amounted of US$1.1 million, and all remaining declared dividend will be settled to its then shareholders by cash before Listing.

Please include corresponding disclosure on your cover page and in your prospectus summary subsection “Transfers of Cash To and From Our Subsidiaries.” Also, clarify whether NCL refers to NCL (HK).

Response:	We have revised the Registration Statement in accordance with the Staff’s comment, to clarify that the dividends were declared by the Company. Please see the cover page and pages 6, 35, 53 and F-20 of the Registration Statement for details.

Use of Proceeds, page 41

4.	Your disclosure on page 8 that you intend to use the proceeds from this offering for (i) brand promotion and marketing, (ii) recruitment of talented personnel, (iii) strategic investments and acquisitions, and (iv) general working capital is inconsistent with your disclosure here. Please revise to address this inconsistency. Also, if the proceeds may or will be used to finance acquisitions of other businesses, give a brief description of such businesses and information on the status of the acquisitions. Refer to Item 3.C.3 of Form 20-F.

Response:	We have revised the Registration Statement in accordance with the Staff’s comment. Please see the pages 8 and 41 of the Registration Statement for details.

Capitalization, page 43

5.	Revise the number of ordinary shares authorized and outstanding to reflect your 2,000 for 1 forward-split.

Response:	We have revised the Registration Statement in accordance with the Staff’s comment. Please see the page 43 of the Registration Statement for details.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Revenue, page 48

6.	We note your disclosure on page 14 that you record relatively lower volume of shipments and thus relatively lower revenue during the Lunar New Year. We also note disclosure on page 49 that the increase in your revenue from air freight forwarding services was attributed in part due to rising demand for cross-border e-commerce worldwide. Please identify and quantify your key performance indicators, including non-financial metrics, such as shipping volumes or weights that are correlated with your results of operations for each period, consistent with our Commission Guidance on Management’s Discussion and Analysis of Financial Condition and Results of Operations, which was published in SEC Release No. 34-88094. If there are multiple reasons for the changes in revenues, expenses, or margins, please quantify the effect associated with each material factor, including offsetting factors.

Response:	We have revised the Registration Statement in accordance with the Staff’s comment. Please see the page 49 of the Registration Statement for details.

Liquidity and Capital Resources

Accounts Receivable, net, page 51

7.	We note that accounts receivable represents 63% of total assets at September 30, 2022 and that the allowance for credit losses is your most significant accounting estimate. We also note your lawsuit against a PRC customer that defaulted on their payments and owes you US$345,680. We further note that this customer declared bankruptcy and you have decided not to pursue enforcement against the PRC customer. Please address the following:

●	Disclose sales outstanding for each period presented and discuss year over year changes.
●	Present an aging of your accounts receivable balance.
●	Tell us the amount of your accounts receivable balance at September 30, 2022 that has been collected subsequent to year end.
●	Disclose whether the US$345,680 owed to you by the PRC customer that declared bankruptcy has been written off, is included within your allowance for credit losses, or, remains in your accounts receivable balance with no allowance.

Response:	We have revised the Registration Statement in accordance with the Staff’s comment. Please see the page 52 of the Registration Statement for details.

Our Business

Competitive Strengths

Fleet and Maintenance System Designed to Optimize Life Cycle Investment, page 74

8.	We note your disclosure that your fleet represents your largest capital investment and you select, maintain and dispose of your fleet based on rigorous analysis of your investments and operating cost. Please revise to provide the number of trucks or vehicles in your fleet and to better describe the analysis you use to select, maintain and dispose of such trucks or vehicles.

Response:	We have revised the Registration Statement in accordance with the Staff’s comment. Please see the page 76 of the Registration Statement for details.

Management

Terms of Directors and Executive Officers, page 90

9.

With a view towards disclosure please tell us whether you have entered into any employment agreements with your named executive officers. If so, please describe the material terms of these agreements and file them as required by Item 601(b)(10) of Regulation S-K and contemplated by Item 8.a. of Form F-1. In the alternative, please tell us if these agreements are not required to be publicly filed in your home country, are not otherwise publicly disclosed, and therefore are not required to be filed based on Item 601(b)(10)(iii)(C)(5) of Regulation S- K.

Response:	We have revised the Registration Statement in accordance with the Staff’s comment to clarify that the Company will enter into employment agreements with the named executive officers after the closing of the offering. Please see the page 93 of the Registration Statement for details.

Related Party Transactions Balance With

Related Parties

Due from related parties, page 95

10.	Please revise to disclose the nature of each of the loans in this section and the transactions in which they were incurred. Refer to Item 7.B of Form 20-F as contemplated by Item 4.a of Form F-1.

Response:	We have revised the Registration Statement in accordance with the Staff’s comment. Please see the page 97 of the Registration Statement for details.

Financial Statements

Notes to Financial Statements

2. Summary of Significant Accounting Policies

Contract Assets and Liabilities, page F-10

11.	Your disclosure indicates that contract assets were US$134,751 at September 30, 2022 and US$56,200 at September 30, 2021. The amounts appear to be reversed. Please review and revise as necessary.

Response:	We have revised the Registration Statement in accordance with the Staff’s comment. Please see the page F-10 of the Registration Statement for details

15. Dividends and Dividend Payable, page F-20

12.	You state that on November 30, 2021, NCL approved and declared a dividend of US$9,743,590. We also note that certain shareholder agreed to waive the right to receive the declared dividends of US$1,461,539, which made your total dividends $8,282,051. We further note this amount is presented on your statement of cash flows and statement of shareholders’ equity for the year ended September 30, 2021. Tell us how and why a dividend approved and declared subsequent to year end is recorded in the preceding year’s financial statements. In doing so, clarify and confirm when the dividends were actually paid. Please also apply this comment to the dividends approved and declared on November 30, 2022 which appear to be recorded in the financial statements for the year ended September 30, 2022.

Response:	We have revised the Registration Statement in accordance with the Staff’s comment on page F-20 to clarify the corresponding period when the relevant dividends were approved

Further, on August 30, 2021, the Company reviewed and considered the unaudited accounts of the Company for the period ended July 31, 2021, and the Board declared and approved if the reserves of the Company as at September 30, 2021, would record not less than HK$90 million, the Board shall declare dividend of no less than HK$76 million; or the reserves of the Company as at September 30, 2021 would record not less than HK$80 million, the Board shall declare dividend of no less than HK$71 million. The Board further approved an interim dividend of US$9,743,590 in respect of the year ended September 30, 2021 on November 30, 2021. Accordingly, the Company recorded the dividend of HK$76 million (equivalent to US$9,743,590) which was pre-approved by the Board during the year ended September 30, 2021, because the Company was certain that it was able to meet the requirement that reserve exceeds HK$90 million as of September 30, 2021.

On August 29, 2022, the Company reviewed and considered the unaudited accounts of the Company for the period ended July 31, 2022, and the Board declared and approved if the reserves of the Company as at September 30, 2022 would record not less than HK$80 million, the Board shall declare dividend of no less than HK$55 million; or the reserves of the Company as at September 30, 2022 would record not less than HK$70 million, the Board shall declare dividend of no less than HK$50 million. The Board further approved an interim dividend of US$7,051,282 in respect of the year ended September 30, 2022 on November 30, 2022. Accordingly, the Company recorded the dividend of HK$55 million (equivalent to US$7,051,282) which was pre-approved by the Board during the year ended September 30, 2022 because the Company was certain that it was able to meet the requirement that reserve exceeds HK$80 million as at September 30, 2022.

In addition, during the year ended September 30, 2021 and 2022, the Board regularly monitored the financial performance and accumulated working capital of the Company, and from time to time distributed the surplus funding of the Company to the then shareholders in the form of cash. Since the profits from the respective years were considered as dividends, they were recorded as such.

Exhibits

13.	Please file the loan agreements with the Bank of Communications (Hong Kong) Limited as exhibits to your registration statement. Refer to Item 601(b)(10(i)(A) of Regulation S-K.

Response:	We have revised the Registration Statement in accordance with the Staff’s comment and included the loan agreements as exhibits to the Registration Statement. Please see Exhibit 10.5, 10.6, 10.7 and 10.8 for further details.

14.	We note your disclosure on page 1 and elsewhere that your prospectus contains information commissioned by you and prepared by Frost & Sullivan. Please file Forest & Sullivan’s consent as an exhibit to your registration statement. Refer to Rule 436 of the Securities Act.

Response:	We have revised the Registration Statement in accordance with the Staff’s comment and included the industry report as an exhibit to the Registration Statement. Please see Exhibit 99.11 for further details.

General

15.	We note your disclosure at page ii indicating that “Mainland China” means the mainland of the “People’s Republic of China”, “China” or the “PRC,” and that you include a separate definition of “Hong Kong.” We further note disclosure on your cover page and in your risk factor at page 27 that it is possible that all the legal and operational risks associated with being based in and having operations in the PRC may also apply to operations in Hong Kong in the future. Please clarify that all of the legal and operational risks associated with operating in the PRC also apply to operations in Hong Kong. In this regard, please ensure that your disclosure does not narrow risks related to operating in the PRC to mainland China only. Where appropriate, you may describe PRC law and then explain how the law in Hong Kong differs from PRC law and describe any risks and consequences to the company associated with those laws.

Response:	We have revised the Registration Statement in accordance with the Staff’s comment to clarify that as Hong Kong is a special administrative region of the PRC, the laws in force in Hong Kong include (i) the Basic Law; (ii) the laws previously in force in Hong Kong except for that contravene the Basic Law or amended by the legislature of Hong Kong; and (iii) the laws enacted by the legislature of Hong Kong. For the laws in Mainland China, only those listed in Annex III of the Basic Law and applied locally by promulgation or local legislation are applied in Hong Kong. The disclosure relating to the PRC law and the law in Hong Kong has been revised accordingly for clarification. Please see the cover page, pages 27 and 29 of the Registration Statement for details.

16.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.

Response:	As of the date of this response letter, the Company has not distributed any written communications relating to this offering. We have not authorized anybody to present any written communication to any potential investors.

Should you have any questions regarding the foregoing, please do not hesitate to contact me or our counsel with any questions or comments regarding this correspondence on the revised F-1.

Very truly yours,

By:	/s/ Ngan Ching Shun
Name:	Ngan Ching Shun
Chief Executive Officer